

January 30, 2015

Via E-mail
Mr. Reid E. Simpson
Chief Financial Officer
Career Education Corporation
231 N. Martingale Road
Schaumburg, Illinois 60173

  Re: Career Education Corporation
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed February 27, 2014
     File No. 0-23245

Dear Mr. Simpson:

  We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director